Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 10.16.24

1. Documents Uploaded:
   a. Form 7-R
2. Form SBSE-A/A being updated as follows:

   Schedule A – Removed Thomas Duffy (COO)

   Added Amanda Kan (COO)